Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of September 30, 2009 and for the nine months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2008 and the other information contained in such Annual Report, particularly the information in Item 5- “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

Following the Company’s merger with Jazz Technologies Inc. (“Jazz”) on September 19, 2008, (the “Jazz Merger”), the Company’s financial statements include Jazz results commencing September 19, 2008. The balance sheets as of September 30, 2009 and December 31, 2008 include Jazz’s balances as of such dates.

Results of Operations

        The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Nine Months Ended September 30,
	2009	2008

Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	116.7	120.8

Gross loss	(16.7)	(20.8)

Research and development expenses, net	8.3	5.6
Marketing, general and administrative expenses	11.1	13.0
Write-off of in-process research and development	-	1.3
Merger related costs	-	0.3
Fixed assets impairment	-	69.2

Operating loss	(36.0)	(110.2)
Financing expense, net	(13.6)	(11.7)
Gain on debt restructuring	-	75.0
Other income (expenses), net	1.1	(0.4)
Income tax benefit	3.6	-

Loss for the period	(44.9)%	(47.2)%

        Nine Months Ended September 30, 2009 compared to the Nine Months Ended September 30, 2008

        Revenue. Revenue for the nine months ended September 30, 2009 amounted to $198.2 million compared to $174.2 million for the nine months ended September 30, 2008.

Revenues for the nine months ended September 30, 2009 increased by 13.8% as compared to the corresponding period in 2008, due to the inclusion of the revenues of Jazz for the nine months ended September 30, 2009 of $105.0 million as compared to $8.6 million in the nine months ended September 30, 2008.

        Cost of Total Revenues. Cost of total revenues for the nine months ended September 30, 2009 amounted to $231.2 million, as compared to $210.4 million for the nine months ended September 30, 2008. This 9.9% increase in cost of revenues resulted from the inclusion of the costs of Jazz for the nine months ended September 30, 2009 (as compared to including the costs of Jazz in the cost of revenues only as of the date of the Jazz Merger in the corresponding period in 2008), which was partially offset by the cost reduction plan executed by the Company and synergies captured through the integration of Jazz.

        Gross Loss. Gross loss for the nine months ended September 30, 2009 was $33.1 million compared to a gross loss of $36.2 million for the nine months ended September 30, 2008. The decrease in gross loss was mainly attributable to the 13.8% increase in revenues which was partly offset by the 9.9% increase in cost of total revenues as described above.

        Research and Development. Research and development expenses for the nine months ended September 30, 2009 amounted to $16.4 million as compared to $9.7 million for the nine months ended September 30, 2008. This increase in research and development costs is a result of the inclusion of the costs of Jazz for the nine months ended September 30, 2009 (as compared to including the costs of Jazz only as of the date of the Jazz Merger in the corresponding period in 2008), which was partially offset by the cost reduction plan executed by the Company and synergies captured through the integration of Jazz.

        Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the nine months ended September 30, 2009 amounted to $21.9 million as compared to $22.7 million for the nine months ended September 30, 2008. Such decrease in marketing, general and administrative expenses, which also includes the results of Jazz for the nine months ended September 30, 2009, is mainly attributed to the cost reduction plan executed by the Company and synergies captured through the integration of Jazz.

        Fixed Assets Impairment. Fixed assets impairment amounted to $120.5 million in the nine months ended September 30, 2008. The worldwide economic downturn and the adverse market conditions in the semiconductor industry that commenced in 2008, resulted in global decreased demand, downward price pressure, excess inventory and unutilized capacity worldwide. As a result, we determined in 2008 that the circumstances indicate that the carrying amount may not be recoverable. In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, we tested the recoverability of our plant and equipment based, among others, on our business plan and market prevailing conditions and determined that the carrying amounts of our plant and equipment may not be recoverable. We evaluated the fair value of our plant and equipment and determined that the carrying amounts exceed the fair values by $120.5 million and recorded a charge in that amount in the nine months ended September 30, 2008.

        Operating Loss. Operating loss for the nine months ended September 30, 2009 was $71.3 million, compared to $192.0 million for the nine months ended September 30, 2008. The decrease in the operating loss is mainly due to the one-time fixed assets impairment (as described above) in the nine months ended September 30, 2008. The amount of operating loss, excluding any one-time items in 2008, (which are comprised of $120.5 fixed assets impairment and $2.8 million write off of in process research and development and merger related costs), increased by $2.7 million as compared to the nine months ended September 30, 2008. Such increase, despite including the costs of Jazz for the nine months ended September 30, 2009 (as compared to including the costs of Jazz only as of the date of the Jazz Merger in the corresponding period in 2008) is mainly attributed to the cost reduction plan executed by the Company and synergies captured through the integration of Jazz.

        Financing Expenses, Net. Financing expenses, net for the nine months ended September 30, 2009 were $27.0 million compared to financing expenses, net of $20.4 million for the nine months ended September 30, 2008. Such increase is mainly due to the additional expenses related to Jazz’s convertible notes which are included in the nine months ended September 30, 2009, offset partially by the lower interest due to lower principal following the definitive agreements with the Banks and the Israel Corp. (“TIC”) executed in September 2008.

        Gain On Debt Restructuring. Gain on debt restructuring in the nine months ended September 30, 2008 resulted from the definitive agreements with the Banks and TIC executed in September 2008, amounting to $130.7 million in the nine months ended September 30, 2008.

        Income Tax Benefit. Income Tax Benefit amounted to $7.2 million in the nine months ended September 30, 2009 and are in relation to Jazz business.

        Loss. Loss for the nine months ended September 30, 2009 was $89.0 million as compared to $82.3 million for the nine months ended September 30, 2008. This increase is mainly attributed to the $130.7 million of gain on debt restructuring in the nine months ended September 30, 2008 and the $6.7 million increase in financing expense, net (as described above), which was partially offset by the $120.6 million of lower operating loss and $7.2 million income tax benefit in the nine months ended September 30, 2009 (as described above).

Impact of Inflation and Currency Fluctuations

        The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the NIS in relation to the US Dollar. During the nine months ended September 30, 2009, the exchange rate of the US Dollar in relation to the NIS decreased by 1.2% and the Israeli Consumer Price Index (“CPI”) increased by 3.4% (during the nine months ended September 30, 2008 there was a decrease of 11.0% in the exchange rate of the US Dollar in relation to the NIS and an increase of 4.4% in the CPI).

        We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar, or if the timing of such devaluation will be following inflation in Israel.

        Nearly the entire cash generated from our operations and from our financing and investing activities is denominated in US Dollar and NIS. Our expenses and costs are denominated in NIS, US Dollar, Japanese Yen and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

        As of September 30, 2009, we had an aggregate amount of $51.7 million in cash and cash equivalents, as compared to $34.9 million as of December 31, 2008.

        During the nine months ended September 30, 2009, we raised $ 22.2 million through issuance of shares and warrants (for further details see Notes 5I-J to the unaudited condensed interim consolidated financial statements as of September 30, 2009), $20.0 million through capital notes in connection with a TIC investment (for further details see Notes 5A to the unaudited condensed interim consolidated financial statements as of September 30, 2009) and generated a net amount of $7.9 million from our operating activities. These liquidity resources financed the capital investments we made during the nine months ended September 30, 2009, which aggregated to an amount of $19.2 million and the repayment of debentures and other debt in the total amount of $14 million.

        As of September 30, 2009, the Company’s loans from banks were presented under GAAP in the amount of $189.1 million, of which $4.4 million are presented as short-term. As of such date, we presented an aggregate of $231.9 million of debentures in our balance sheet (under GAAP). See also Note 1B to the unaudited condensed interim consolidated financial statements as of September 30, 2009.